May 22, 2013

Via EDGAR

Mr. Perry J. Hindin, Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.20549

Re:	LJ International Inc.
Amendment No. 1 to the Schedule 13E-3
Filed on May 7, 2013
File No. 005-82477

Dear Mr. Hindin:

On behalf of LJ International Inc., a company organized under the laws of the British Virgin Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of May 16, 2013 with respect to Amendment No. 1 to the Schedule 13E-3, File No. 005-82477 (the “Schedule 13E-3”) filed on May 7, 2013 by the Company and the other filing persons named therein and the preliminary proxy statement attached as Exhibit (a)(1) thereto (the “Proxy Statement”). For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

We represent the independent committee of the board of directors of the Company. To the extent any response relates to information concerning any of the Company, Flora Bloom Holdings, Flora Fragrance Holdings Limited, Mr. Yu Chuan Yih, Mr. Hon Tak Ringo Ng, Ms. Ka Man Au, Mr. Hoi Tsun Peter Au, Mr. Yuin Chiek Lye, Ms. Hoi Yee Vicky Chan, Urban Prosperity Holding Limited, FountainVest China Growth Fund, L.P., FountainVest China Growth Capital Fund, L.P., FountainVest China Growth Capital-A Fund, L.P., Mr. Zhicheng Shi, Primeon, Inc., Hillside Financial and Shilin Investments, such response is included in this letter based on information provided to us by such other entities or persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR Amendment No. 2 to the Schedule 13E-3 (“Amendment No. 2”) and a revised proxy statement on (the “Revised Proxy Statement”) attached as exhibit (a)(1) thereto. In addition, a marked copy of Amendment No. 2 and the Revised Proxy Statement indicating changes to the Schedule 13E-3 and the Proxy Statement, respectively is being provided to the Staff by post.

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Revised Preliminary Proxy Material

1.	We note your response to prior comment 2. While we do not necessarily agree with your analysis or your conclusion that the disclosure in the initial proxy statement did not constitute a public announcement, we have no further comment given your representation that Parent’s option to commence a tender offer has since expired without being exercised.

We note the Staff’s comment.

Additional Purchases of Company Shares, page 10

2.	We note your response to prior comment 4. Disclosure in the amended proxy statement indicates that such purchases will be made “at a price not lower than the Per Share Merger Consideration,” but the actual purchase price is not specified in the proxy statement nor would it appear such prices could be specified in the proxy statement until such time as the block trade occurs or parties in such privately negotiated transactions finalize pricing terms. Consequently, it is unclear how purchases by Parent of additional shares of the Company common stock made at least 20 days after the dissemination of the final proxy statement to the Company’s shareholders will satisfy the requirements of Exchange Act Rule 13e-3, including the disclosure requirements of Schedule 13E-3, with respect to those additional purchases. For example, the proxy statement disseminated to shareholders prior to such additional purchases would not contain all of the disclosure required by Items 1002, 1004, 1007, 1014, and if applicable, 1015, as to those additional purchases. In addition, even if these additional purchases were made following the dissemination to the selling shareholders of a separately filed but fully compliant Schedule 13E-3, it is unclear how holders who did not sell shares via the block trades or privately negotiated transactions could make a reasonably informed voting and investment decision with respect to the Rule 13e-3 merger transaction without first being provided an updated proxy statement that includes the additional required disclosure regarding such additional Company purchases. In addition, if the Company did disseminate an updated proxy statement regarding these additional purchases, would shareholders have sufficient time prior to the extraordinary general meeting to properly consider such additional material information? Please advise.

In response to the Staff’s comments, Parent has determined that it will not purchase any additional shares of the Company under Section 6.02 of the merger agreement. We have revised the disclosure on pages 10 and 77 accordingly.

3.	We note your response to prior comments 9 and 10. With a view towards disclosure, please advise why the filing persons did not consider market prices more historical than the 60-trading day volume weighted average price material or relevant to their respective fairness determinations.

We respectfully advise the Staff that the only historical market prices that were considered with numerical specificity by the special committee, the board of directors and the Buyer Group are the 60-trading day volume weight average price and the highest historical closing price of the Company shares as set out in the 5th bullet on page 31. However, we respectfully advise the Staff that as noted in the current disclosure on page 28 of the Revised Proxy Statement at the beginning of the 9th bullet and on page 33 at the beginning of the last bullet, the special committee, the board of directors and the Buyer Group did consider, more generally, market prices more historical than the 60-trading day volume weighted average price. We refer the Staff to slide 10 in each of exhibits (c)-(2) and (c)-(3) to the Schedule 13E-3 which contain historical market prices for the Company’s shares that were reviewed and considered by the special committee before approving the proposed merger. As a result of the foregoing, we respectfully advise the Staff that we do not believe that additional disclosure is required regarding this point.

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Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 3694-3010.

Very truly yours ,

/s/ Gregory D. Puff
Gregory D. Puff, Esq.

Douglas C. Freeman, Esq.

Victor Chen, Esq.

Fried, Frank, Harris, Shriver & Jacobson

1601 Chater House

8 Connaught Road Central

Hong Kong

Andrew N. Bernstein, Esq.

Andrew N. Bernstein, P.C.

8101 East Prentice Ave.,

Suite 890

Greenwood Village, CO 80111

USA

Joseph Chan, Esq.

Sidley Austin LLP

Suite 1901, Shui On Plaza

No. 333 Middle Huai Hai Road

Shanghai 200021

People’s Republic of China